UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no. 0001077637


                           THE BRALORNE MINING COMPANY
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



                  Nevada                                        91-1948355
--------------------------------------------                 -------------------
     (State or Other Jurisdiction of                          (I.R.S. Employer
     Incorporation or Organization)                          Identification No.)

        114 - 2274 Folkestone Way
West Vancouver, British Columbia,  Canada                        V7S 2X7
-----------------------------------------                   --------------------
  (Address of Principal Executive Officer)                      (Zip Code)


                                 (604) 926-3839
                          ---------------------------
                           (ISSUER'S TELEPHONE NUMBER)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
               --------------------------------------------------
                                (TITLE OF CLASS)

                                              TABLE OF CONTENTS


ITEM                                                                                                   PAGE
----                                                                                                   ----
                                                      PART 1
Item 1            Description of Business                                                                 3
Item 2            Management's Discussion and Analysis or Plan
                    of Operation                                                                         14
Item 3            Description and Location of the Golden Claim                                           17
Item 4            Security Ownership of Certain Beneficial
                    Ownership and Management                                                             18
Item 5            Directors, Executive Officers, Promoters and
                    Control Persons                                                                      20
Item 6            Executive Compensation                                                                 21
Item 7            Certain Relationships and Related Transactions                                         22
Item 8            Description of Securities                                                              23

                                                      PART 11
Item 1            Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholders Matters                                         24
Item 2            Legal Proceedings                                                                      24
Item 3            Disagreement With Accountants and Financial Disclosure                                 25
Item 4            Recent Sales of Unregistered Securities                                                25
Item 5            Indemnification of Directors and Officers                                              27

                                                     PART F/S
                  Financial Statements                                                                   29

                                                     PART 111
Item 1            Index to Exhibits                                                                      38
Item 2            Description of Exhibits                                                                38



                                 -----------------------------------------


                                     DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

The Bralorne Mining Company (the "Registrant") is filing this Form 10-SB on a voluntary basis to

   (1)  provide current, public information to the investment community;

   (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and

   (3) to comply with prerequisites for listing of the Registrant's securities on NASDAQ.


ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Bralorne Mining Company, a Nevada corporation, was incorporated on December 2, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at 114 - 2274
Folkestone Way, West Vancouver, British Columbia, Canada, V7S 2X7, (Tel) 604-926-3839.

         The Registrant is seeking a quotation on the OTC Bulletin Board. To date it has not made an application to file the require forms with the NASD but once the United States Securities and Exchange Commission has no further comments on this Form 10-SB it anticipates filing the necessary information and documents as required to be listed on the OTC Bulletin Board.

         The Registrant is engaged in the exploration of mineral properties. The Registrant presently has the mineral rights to a mineral claim located in the Bralorne area of British Columbia and plans to explore this claim during the late fall 1999.

         To date, the Registrant has undertaken certain exploration activities on its mineral claim as more fully described within this Form.

         The Registrant has no revenue to date from the exploration of its mineral claim, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to explore its mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring its mineral claim, the Registrant plans to expand its mineral properties through the purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking". Actual results may materially differ from the Registrant's plans as currently contemplated.

         Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE
UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.


Exploration of the Registrant's Mineral Claim

a.       Acquisition of the Mineral Claim

         The mineral claim held by the Registrant is called the "Golden" and was purchased from a director of the Registrant, Edward Skoda for the sum of $1.00. Edward Skoda was instrumental in staking the Golden claim on March 17, 1998 and has held the claim in good standing ever since. On September 15, 1999, the Registrant registered as an extraprovincial company under the Company Act of British Columbia. Upon registration the Registrant obtained Free Miner Certificate Number 142255 (Exhibit 99 (d)). This Free Miner Certificate is good until September 14, 2000 and allowed the Registrant to transfer from the name of Mr. Skoda to itself the Golden mineral claim. The transferred of the Golden mineral claim to the name of the Registrant occurred on September 15, 1999 under Event Number 3139258. The mineral rights to the Golden mineral claims are under the direct control of the Registrant.

b.       Title of the Mineral Claim

         The Registrant is in receipt of Record of 4 Post Claim under Tenure No. 361742 that has been stamped as received by the Ministry of Energy, Mines and Petroleum Resources for the Province of British Columbia. This document is dated March 26, 1998. It confirms the mineral claim was staked by Edward Skoda. In addition, the Registrant is in receipt of Statement of Work - Cash Payment stamped by the Gold Commissioner's Office on February 26, 1999 accepting the exploration work done on the Golden Claim. This document confirms that exploration work was performed on the mineral claim in order to maintain it in good standing until March 17, 2000.

c.        Meaning of "staking" and how Mr. Skoda staked the Claim.

         The word "staking" is used by the Ministry of Energy, Mines and Petroleum in Mineral Tenure Act to define work on the ground which means cutting trees for posts, setting up prepared posts, affixing tags to existing legal posts and marking lines. The requirement of the Mineral Tenure Act is that to obtain the rights to minerals the ground must be staked. The work "staking" is used to satisfy the requirements of the Mineral Tenure Act whereby a "stake", being a wooden post, must be driven into the ground at the corner of the claim.

To comply with the requirements of the Mineral Tenure Act Mr. Skoda performed the following:

   (a) Mr. Skoda checked the status of the land to be staked by a review of the records at the Gold Commissioner's Office prior to going to the Bralorne area. This review ensured Mr. Skoda that the property in question was not recorded in the name of another person or company. It was free for staking.

   (b) With Mr. Skoda's Free Miner Certificate still in good standing, he acquired title and topographical maps from the Gold Commissioner's Office, purchased several metal tags to be affixed to the stake before traveling to the Bralorne area.

   (c) At the town of Gold Bridge, 1.9 miles from the Golden Claim, Mr. Skoda purchased the stakes to be used as the legal and identification posts. He used two stakes as required in a four post claim; one legal post and the other an identification post. Before going to the Claim Mr. Skoda prepared the posts (stakes) by cutting the lower bottom of each into a sharp point for ease of hammering them into the ground. The wooden posts (stakes) have to meet certain size specifications as follows:

        a. it must be at least one metre (39.37 inches) above the ground in height;

        b. it must be squared and faced on four sides for at least 25cm (9.8 inches) from the top;

        c. the width of each of the four facings at the top of the post must be at least:

             i.   89mm (3.5 inches) for legal posts; and
             ii. 38mm (1.5 inches) and 89mm (3.5 inches) for identification posts.

   (d) Due to heavy snow conditions, Mr. Skoda rented a helicopter from Pemberton, British Columbia, some 10 miles from the town of Gold Bridge. Since there were extreme topographical conditions present, being water, glacial ice or heavy snow conditions, Mr. Skoda was allowed to "witness" post the Claim. Under the Mineral Tenure Act a "witness" post may only be used when it is impossible to access any portion of the intended boundary of the area to be claimed. It must be placed in according to the following procedures:

        - Place a legal post as near as possible to where the legal post should be, but in no case more than 5,000 metres (5,468 yards). This becomes the "witness" post.

             a. Mark the "witness" post on the side facing the point where the legal corner post should be with:

                         1.   the words "Witness Post"; and
                         2. the bearing and distance of the intended true position of the legal corner post.

             b. Firmly affix to the same side of the post a metal tag embossed with the words "Legal Corner Post", and fill in the required information.

             c. Place the "identification" post no closer than 100 metres (109.36 yards) from the "witness" post. This post should be placed in as conspicuous a location as possible, but must not be closer than 100 metres from the "witness" post.

             d. Mark the side of the "identification" post that faces the "witness" post with the following information:

                         a.   the words "identification post";
                         b.   the name of the claim;
                         c. the serial number of the metal tag placed on the witness post;
                         d.   the true bearing and distance to the witness post;
                              and
                         e.   the date that the post is placed.

             e. The line between the witness post and the identification post must be marked by blazing standing trees on the two sides facing the posts, and by cutting the underbrush. Flagging and painting may be used in addition, and pickets placed if there are no trees. This line and the "identification" post are necessary to ensure there is adequate marking on the ground to identify the claim location.

In performing his duties of staking the Golden Claim, Mr. Skoda adhered to the above requirements and filed with the Ministry of Energy, Mines and Petroleum the required information as contained in the Record of 4 Post Claim - Mineral Tenure Act (Section 23)

d.       Status of the Golden Claim

         The legal interest the Registrant has in the Golden Claim pertains only to the mineral rights. The Registrant does not own the land; in this case, the land is owned by the Crown, being the Province of British Columbia. The Registrant has the right to extract, by mining, the mineral on the claim but cannot construct a building, cut a tree or undertake any trenching activities unless it has filed a "Notice of Work and Reclamation" Form as required under the Mining Act. The Registrant has the right to undertake any exploration work on the Golden Claim for a period of one year from the date of staking the claim. The cost of the work performed can be applied to maintain the Golden Claim in good standing for a further period of time. The Registrant established a grid for exploration purposes in February 1999. This work was credited as assessment work and therefore has maintained the Golden Claim in good standing for a further year. The limitations to the Registrant in exploring the Golden Claim is mainly having to file all work to be done with the Ministry of Energy, Mines and Petroleum Resources and receive this department's approval prior to commencing the work.

         There are no restriction on the Registrant as to the quantity of minerals its extracts from the Golden claim. What minerals are extracted are the property of the Registrant. The Province of British Columbia imposes no taxes on the mineral claims and does not receive a royalty of any kind. The only condition is to maintain the Golden mineral claim in good standing through annual exploration work on the claim in an amount equal or greater than the annual assessment amount.

         All new claims are valid for one year. The anniversary date is the annual occurrence of the date of record that is the staking completion date of the claim. To maintain a claim the holder must, on or before the anniversary date of the claim, pay the prescribed recording fee and either:

                    i. record the exploration and development work carried out on that claim during the current anniversary year; or
                    ii.  pay cash in lieu-of-work.

         Only work done in the current anniversary year can be recorded and this work must be recorded on or before the anniversary date that ends the current anniversary date.

         Work performed must equal or exceed the minimum specified value per unit, in the case of the Golden Claim this is $67 per unit or a total of $1,200, or the equivalent value paid in cash. The Registrant did exploration work rather than pay in-cash-lieu. Therefore, the right to the minerals on the Golden Claim will remain with the Registrant for a further twelve month period ending on March 17, 2000.

e.       Location of Golden Mineral Claim

         The Golden claim is located approximately 180 kilometres (113 miles ) north of Vancouver and 3 kilometres (1.3 miles) east of the town of Gold Bridge in southwestern British Columbia. The geographical centre of the claim is given by the U.T.M. coordinates 513100E, 5634300N (Lat. 50(Degree)51'45"N, Long. 122(Degree)48'50"W) on N.T.S. mapsheet 92J/15. The town of Gold Bridge can be accessed by all weather gravel road (highway #40B) from Lillooet or via the Hurley River forestry road from Pemberton. Access to the north end of the claim is gained by following the logging road east of Gold Bridge for four kilometres on the south side of Carpenter Lake. Turn south from the junction at this point and follow the road leading to McDonald Lake (3 km) for access to the east side of the claim.

         The property is situated at the northwest end of the Bendor Range within the Coast Mountains where steeply forested northwest facing slopes range from 2200 feet to 4000 feet in elevation. The winters are cold with generally high snowfall accumulations and summers are hot and dry.

f.       The Bralorne Mine

         The Registrant does not own either directly or indirectly any interest in the mine known as the Bralorne which is located within five kilometers of the Golden claim. Reference to the Bralorne Mine in this Form is for historical reference only and there is no intention to make the reader believe that the Registrant has any interest in the Bralorne Mine.

g.       History of the Bralorne Area

         The history of the area surrounding the Golden mineral claim is that of an active area in exploration and mining of gold and other precious metals. The first occurrence of gold in the Bridge River area was recorded in 1863, when Chinese prospectors found placer deposits in the Bridge River. In 1896, the first Lode claims were located on sub-outcropping quartz fissure veins. Subsequent discoveries continued until larger U.S. and Canadian interests began to gain control of the fragmented mining properties during the 1920's.

         Most production from the camp came from the Bralorne and Pioneer mines which saw production levels peak during the 1930's and 40's. In 1959, with reserves depleted and closure imminent, Pioneer Gold Mines amalgamated with Bralorne mines. By 1971 Bralorne mines suspended operations due to the high costs of mining at increasing depths. Combined the Bralorne and Pioneer mines produced more gold than any other mine in British Columbia's history. During the period 1900-1971 production totaled 4,154,119 ounces of gold and 950,510 ounces of silver from 7,931,000 tonnes of ore averaging 0.53 ounces/ton recovered gold.

     Of the over 73 documented mineral occurrences in the camp only five have achieved production. Production figures for these mines are listed below:

--------------------------------------------------------------------------------------------------
MINE         TONNES         GOLD          SILVER        COPPER         LEAD          ZINC
                            (KG)          (KG)          (KG)           (KG)          (KG)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Congress     943            2.5           1.3           38             -             -
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Wayside      36,977         166.0         26.0          -              -             -
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Minto        79,073         546.0         1,573.0       9,673          56,435        -
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Pioneer      2,240,552      41,475.0      7,611.0       -              59            139
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Bralorne     4,954,473      87,759.0      21,969.0      -              157           -
--------------------------------------------------------------------------------------------------

         During early exploration of the Bridge River camp a number of small vein showings were worked along the south shore of Carpenter Lake. Small-scale production of silver-gold-antimony ores was achieved in the 1930's and 40's from Kelvin, Olympic and Reliance occurrences. At approximately the same period major development work took place on the BRX property. The property includes a large block of reverted crown granted claims and some modified claims covering 1,068 hectares and six major concessions (Golden Gate, Arizona, Ural, Gloria Kitty, Whynot and California). Over 5,400 metres of diamond drilling and 9,000 metres of underground development have been completed on the BRX property primarily on the Arizona, Ural and California vein systems. The only recorded production was from the Arizona Mine which produced 467 grams of gold and 311 grams of silver from 4,343 tonnes of ore in 1938.

h.       Recent Geological Work in the Bralorne area.

         In May 1987, Chevron Minerals Ltd. began an extensive surface exploration program on the Wayside property of which a portion is now covered by the Golden claim. Details of the exploration programs are documented in B.C. Department of Mines assessment reports #16,718 and #18,240. Over 400 geochemical soil samples were collected along contour traverses in the north half and east boundary area of the claim. Property scale geological mapping (1:5000), prospecting and geophysical surveys were completed by Chevron geologists as part of the 1988 exploration program in this area. Analysis of soil geochemical samples produced minor elevated gold values (10 to 15 ppb Au) in 45 samples although analysis of the rock samples failed to return any significant results. Twenty-nine line kilometers of VLF-EM 16 was completed in the area just north of the town of Gold Bridge along east-west lines spaced 50 metres apart. Results of this survey indicate several north-south trending conductors possibly related to parallel fault contacts of chert/greenstone.

         Initial results were not considered encouraging and although the sampling and geophysical surveys were lacking in some detail Chevron decided to continue to focus on the main zones of mineralization around the Wayside mine. Exploration activity on the property since that time was minimal and the claim was allowed to lapse in March 1998 when it was staked by Edward Skoda.

         As noted above the Company has undertaken a small exploration program on the Golden claim in February, 1999. This is in anticipation of performing a systematic soil sampling program in the late fall of 1999. This will identify any anomalies for further sampling and eventual drilling.

         The cost of the exploration program, comprising establishment of a grid for future soil sampling, was $1,200. This cost was borne by the Registrant.


         During November 1999, the Company explored the south west corner of its claim where a geochemcial grid was laid out in February. Prior to the sampling of the grid, the grid was extended by an additional 2,100 meters (6,300 feet). Subsequently soil sampling was flagged every 20 meters (60 feet). A total of fifty-one soil samples were taken from the south west corner of the claim and submitted to Chemex Labs Ltd. for gold analysis. Because of the unconsolidated volcanic ash covering the area of the sampling program, representative samples were obtained by digging through the volcanic ash to reach soil contact. The average depth of the digging was approximately one foot.

         In addition to the soil sampling program the Goldern claim was prospected for old showning and trenchings. From this prospecting work it would appear that no past systematic sampling techniques applied to this confined area.

         From the assays of the soil samples done by Chemex Labs Ltd., there would appear to be no significant gold values in the majority of the samples taken. Several samples showed some gold bearing content but not significant to warrant an increased sampling program in that specific area. The balance of the geochemical grid will be sampled during the forthcoming year to determine whether there is significant gold carried in the soil. The Company did not assay its fifty-one samples for any other minerals other than gold.

i.       Regional Geology

         Government mappers have published comprehensive descriptions of the geology of the Bridge River region and appear in Cairnes (1937), and more recently Leitch and Godwin (1986) and Church (1987). The region lies within a fault bounded block of oceanic rocks called the Bridge River terrane and sandwiched between the larger accreted terranes of Stikinia on the east and Wrangellia on the west. The Bridge River terrane could be abducted oceanic floor transported with one of the larger terranes.

The base of the Bridge River terrane is composed of Permo-Triassic back arc volcanics and sediments of the Fergusson (Bridge River) Group. This is overlain by formations of the Triassic-Jurassic Cadwallader Group. The stratified rocks are intruded by syn-volcanic intermediate plutons (Bralorne intrusives) and faulted against ophiolitic ultramafic intrusions (President Intrusions). Jurassic and Cretaceous basinal sediments and rift volcanics (Taylor Creek and Kingsvale Groups) are sequentially intruded by Cretaceous and Tertiary plutons of felsic composition (Coast Range and Bendor Intrusions). Relatively flat lying Tertiary intermediate to mafic volcanics (Rexmount porphyry and Plateau basalt) cap the lithologic sequence.

j.       Geology Exploration Proposed for the Golden Claim

         A geological  report dated  February 3, 1999 prepared by Calvin Church,
P. Geo, recommended an exploration program on the Golden claim to consist of:

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 25 metre intervals on lines spaced 100 metres apart. Major north-south striking stratigraphic contacts (greenstone-chert) should be prospected and the grids orientated perpendicular to them should they appear to be mineralized.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

k.       Registrant's Main Product

         The Registrant's primary product will be the sale of minerals, both precious and commercial. The Registrant is not at the stage of development whereby minerals can be mined and sold thereby giving the Registrant a cash flow.

l.       Registrant's Exploration Facilities

         At Gold Bridge there exists a mill facility. Presently the mill is not operating and may not be for some time. Discussions between Mr. Skoda, director of the Registrant, and the mill manager indicated that approximately $660,000 would have to be spent on the mill prior to it being operational. There is no guarantee that the Registrant will be able to use this mill for processing its ore. No discussions with the mill owners regarding its future use by the Registrant have occurred to date.

         In the event that the Gold Bridge mill does not open the Registrant will have to operating a small mill to crush the ore and turn it into concentrate which can be transported by truck to the lower mainland area of British Columbia where several refineries are located. This will be at least five years into the future and therefore the Registrant cannot estimate the cost or size of a mill to be build on the Golden claim.

         During the exploration period, the Registrant will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

m.       The Amount of Time that Management Devotes to the Registrant

         Management does not devote full time to the operations of the Registrant. Mr. Skoda has been the director who has been most active in the development of the Registrant in that he staked the property, recorded the necessary documents with the Gold Commissioner's Office, engage the services of Calvin Church, Professional Geologist, and organized and performed the exploration work in February 1999. The two other directors have been kept abreast of the activities of the exploration but have mainly been involved with administration. None of the directors work full time for the Registrant.


         Until recently the current day-to-day operations of the Registrant have virtually been nil. Commencing the last week of September Mr. Skoda has been involved in determining an exploration program on the Golden Claim. This program started during the last week of September and will continue for at least two weeks into October. The exploration program will consist of extending the previous geochemical grid to cover additional ground within the claim itself and selecting a specific area for taking soil samples for chemical assay.


n.       Risk Inherent in Mineral Properties

         There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

 1. The Golden claim does not contain a known body of commercial ore and, therefore, any program conducted on the Golden claim would be an exploratory search of ore.

 2. There is no certainty that any expenditures made in the exploration of the Golden claim properties will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3. Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources.

4. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

5. Prior to commencing mining operations on any of its properties, the Registrant must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Province of British Columbia has enacted statutory provisions to protect the Crown's property. The Acts that the Registrant has to adhere to are the "Timber Harvesting Practices Regulations", Mineral Tenure Act, Coal Act and Forestry Act. Environmental concerns relate to the use and supply of water, the need to cut timber and removal of overburden; being the soil above the hard rock. No building or fixtures of any nature can be erected without the prior approval of the district inspector for the Province. To undertake any form of work program beyond grid preparation and soil sampling, the Registrant will have to prepare a "Mineral & Coal Notice of Work and Reclamation" Form that requires the Registrant to indicate its expected exploration program and how it will affect water and soil concerns. The cost and effect of adhering to the environmental requirements is unknown to the Registrant at this time and cannot be reasonably estimated.

6. While the Registrant has obtained the usual industry standard title reports with respect to the Golden claim, this should not be construed as a guarantee of title. The Golden claim may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the units comprising the claim may be under dispute and resolution of a dispute may result in the loss of some or all of such units or a reduction in the Registrant's interest therein.

7. The Golden claim has never been surveyed and, accordingly, the precise location of the boundaries of the claim and ownership of mineral rights on specific tracts of land comprising the claim may be in doubt.

8. The Registrant will have to submit for approval a "Mineral & Coal Notice of Work and Reclamation" Form and will only be able to undertake exploration work on the Golden Claim if approval is received. No Form was required for establishing a grid for subsequent geophysical work and soil sampling but approval will have to be obtained to do an exploration program involving any removal of overburden. The Registrant has not submitted any Notice of Work and therefore is not awaiting any governmental approval.

         No building or fixtures of any nature can be erected without the prior approval of the district inspector. To ensure the claim is left in good condition after a further exploration program the Registrant will have to post a refundable bond; the amount being determined at that time by the district inspector. The Registrant does not presently know what the bond will be assessed at. Upon satisfaction from the district inspector that the property has no environment problems, the full value of the bond would be returned to the Registrant.

OTHER MINERAL PROPERTIES

         The Registrant has not identified any other mineral properties either for staking or purchasing. It is contemplated that the Registrant will seek other mineral properties in the near future in order to diversify its holdings into other areas of interest and minerals. The Registrant has not as yet inaugurated any steps towards the investigation of any mineral claims, and does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral claims may involve the issuance of substantial blocks of the Registrant's shares.

EMPLOYEES


         As at January 31, 2000, the Registrant did not have any employees either part time or full time. The officers and directors are not employees since they do not receive any remuneration for their services nor do they work full time on the affairs of the Registrant.


         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on the mineral claim either as laborers or prospectors. The Registrant will use independent workers and consultants initially since the exploration period in the Bralorne area is limited to the summer months and the Registrant does not wish to carry the extra expense of having full time employees.

COMPETITION

         There are numerous other mining companies, both large and small, in the British Columbia area, including geological work undertaken by the Provincial Government of British Columbia.

         Management believes that the mining industry is at a low point in development due to weakening mineral prices and a lack of capital being invested into mining activities. With this inactivity there are various mineral claims which have expired and are available for staking. On the other hand, there are numerous small mining companies wishing to enter into a joint venture arrangement with other mining companies. Accordingly, management does not believe that competition will be a significant problem in its growth in the immediate future.

         The Provincial Government is not in direct competition with independent mining companies since its main purpose is to assess the mineral potential of certain areas in the Province and prepare annual reports detailing their findings. This is an advantage to all independent mining companies since they are able to stake the properties reported on by the Provincial Government unless they are currently owned by another party.

         The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

YEAR 2000 COMPUTER PROBLEMS

         The Registrant relies on information supplied to it by its auditor, accountant, legal counsel, transfer agent, suppliers, geologist and other professionals who all use computers. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

         (i) investigated new computer software to determine which software programs have addressed the Year 2000 issue and will be suitable for the Registrant to purchase once it decides upon computer equipment for itself;

         (ii) reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and

         (iii) has examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.


  To date the Registrant has experienced no Year 2000 problems but there may be problems still existing with its credits, suppliers and customers which are unknown to it.


This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liabilities in the event such statements are not proven accurate.




ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking", which means projecting future activities including, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from mining operations, which are subject to may risks.

All forward-looking statements included in this document are based on information available to the Registrant on the date hereof. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

Actual work performed on the Golden claim may differ from the recommended work program as set forth in the geological report dated February 3, 1999 prepared by Calvin Church, P.Geo.

PLAN OF OPERATION

         The Registrant has to date concentrated on the Golden claim. In the future, the Registrant will seek to investigate numerous other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop mineral properties. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.


LIQUIDITY AND CAPITAL RESOURCES



         As at November 30, 1999, the Registrant had $3,324 of assets, and $4,200 of liabilities, including cash or cash equivalents amounting to $3,324.


         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on the Golden claim and has made no commitments to acquire any asset of any nature.


         Operational and administrative expenses of the Registrant for 2000 are projected to be approximately $5,000 for exploration work on the Golden claim and $8,000 for general and administrative expenses. The majority of the general and administrative expenses relate to filing costs, transfer agents fees and audit and accounting.


         The Registrant has sufficient funds to pay for the current exploration work on its mineral claim, pay the current liabilities and meet its future financial commitment to its auditors for the November 30th audited financial statements. If any exploration work is required during 2000 the Registrant will require additional funds. Management feels the Registrant will require some working capital during the next twelve months and will have to raise these funds either from the directors and officers, bank financing or an issuance of its capital stock. At the present time, management cannot estimate the additional amount required over the next twelve months due to not knowing at this time the cost of the year 2000 exploration program.

         The Registrant's independent auditor has qualified his audit opinion as follows:

         "The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustment that might result from the outcome of this uncertainty."

         The auditor is stating to the reader of this Form 10-SB that unless the Registrant is able to raise additional working capital to finance its exploration activities, the Registrant will not be able to continue as a company and will cease to operate. The Registrant has sufficient funds on hand to undertake a geophysical survey and soil sampling program but does not have funds to develop the Golden claims further. The Registrant has no immediate plans to raising additional working capital and hence the auditor is alerting the readers of this Form 10-SB that there is a possibility that the Registrant will not be able to continue as an operating entity.


         The Registrant's plan of operation for the next twelve months will be to undertake a further geophysical survey and soil sampling program, within the perimeters of the grid established out in February 1999 and extended in November 1999. Geophysical survey uses sound waves generated by geological equipment that sends these sound waves into the rock structure to determine various faults and mineralization. The sound waves are automatically recorded on a chart that allows the geologist to identify areas of interest. Soil sampling is a method of taking samples of the soil and sending them into a laboratory for mineral analysis. It was important to establish the grid in February 1999 and in November 1999 since both geophysical survey and soil sampling require a grid structure to be meaningful. The samples of both geophysical survey and soil sampling are taken at a similar point in each square within the grid. The geophysical survey and soil sampling was completed on part of the geochemcial grid in November 1999 as indicated elsewhere in this Form 10-SB.

         The cash requirements to undertake a further geophysical survey and soil sampling in the summer of the year 2000 will be approximately $5,000. The Registrant does not have cash on hand sufficient to undertake this exploration program. The Registrant will be taking soil samples from other areas within the geochemical grid since the results of the first soil sampling program did not warrant further exploration in that specific area. Additional funds will be required by the Registrant. The funds might be from an advance from the directors and officers, bank financing or by way of an issuance of the Registrant's capital stock. At this time there is no indication as to what the cost of additional exploration work will be once the geophysical survey and soil sampling has been performed.


         Management does not believe the Registrant's operations have been materially affected by inflation.

         The fiscal year end of the Registrant is November 30, 1999.

ITEM 3.           DESCRIPTION AND LOCATION OF THE GOLDEN CLAIM

         The Registrant has purchased from Edward Skoda, a director of the Registrant, for the cost of staking 18 units metric claims, comprising 25.3 square miles, situated within the Bridge River gold camp near the town of Gold Bridge, 180 kilometers (113 miles) north of Vancouver, British Columbia, Canada and 3 kilometers (1.9 miles) east of Gold Bridge. The geographical center of the claim is given by the U.T.M. coordinates 514800E, 5631700N (Lat. 50 (degree) 50(Degree)20(Degree)N, long. 122 (degree) 47(Degree)30(Degree)W) on N.T.S. map sheet 92J/15. The recorded name of the claim is "Golden".

         The property associated with the Golden claim has been described by Calvin Church in his report dated February 3, 1999 and attached hereto as
Exhibit 99 as "massive to finely bedded cherty agillites and volcanics of the Bridge River (Fergusson) Group outcrop and underlie the claim area. Argillites are not well exposed in stream valleys due to their fractured nature and weather brown-orange when exposed at higher elevations. Dark green to purple colored basalts of the Pioneer Formation weather brown and provide the host for mineralized veins of the Reliance occurrence on the Menika Mining Co. Ltd. property two kilometers to the east. Tertiary aged diorite porphyry dykes have been found to cut the Bendor pluton and were probably emplaced at about the same time but have not yet been mapped on the property. Similar dioritic feldspar porphyry dykes are aligned parallel to bedding on the Minto and Congress mines and are related to mineralizing events there. As is common in the Bridge River area, much of the claim is covered by a layer of recent volcanic ash which varies from a few centimeters to a metre thick in some areas.

Exploration work carried out by Chevron Minerals Ltd. in 1988 included 1:5000 scale geological mapping of the area currently covered by the Golden claim. Locally the property consists of intermediate to mafic volcanic flows in contact with sediments composed of cherty agrillite and interbedded sequences of thin bedded chert separated by very thin argillaceous material. The chert unit has been very tightly folded in north-northwest direction with steep subvertical dips. The greenstone unit is less deformed except when in fault contact with the chert unit along the primary stratigraphic contact where interlayers of chert occur within the greenstone along the contact. These features trend approximately north-south with a steep westerly dip (80-85(Degree)). Bedded and crosscutting narrow quartz-carbonate veins and lenses occur sporadically within the sediments occasionally containing minor pyrite.

         Most of the alternations in the rocks southeast of Carpenter Lake is due to the low grade regional metamorphism (chlorite, calcite, hermatitic zones in greenstone, etc.). Quartz veins (<1cm) are abundant in the chert, whereas calcite veins (1 to 5cm) are common in greenstone. Near the contact of the two major rock units the greenstone is pervasively carbonatized and iron-carbonate alteration is noted. Rare large quartz veins, up to 50 cm in width, occur within the greenstone. Cairnes (1937) mapped a large fault through Sucker Lake and extending southward along Fergusson Creek just south of the property. Miller-Tait (1998) discovered a north-south trending unnamed fault he believes defines the east boundary of all the faults at Bralorne-Pioneer. The fault follows a chain of lakes that include Mead, Kingdom, Noel and McDonald lakes and crosses the Golden claim near its east boundary. Sheared and highly altered outcrop mapped on the south bank of Steep Creek are evidence for a steep northwest trending shear or fault zone. On the north side of Steep Creek, Menika Mining's drill programs have targeted crosscutting northeast trending structures hosting gold-arsenic-stibnite mineralization.

         Mineralization consists of pyrrhotite, pyrite and trace amounts of chalcopyrite hosted primarily within volcanics and feldspar porphyry dykes. Most sulphide occurrences are narrow, generally less than one meter, containing minor quartz-carbonate lenses and are in close proximity to the sediment/volcanic contact zones. Minor gossans occur in the underlying sediments near the contact zone. The contact zones represent the best exploration targets although economic grade mineralization has not yet been discovered."

         The mineral rights are those of the Registrant. The land itself is owned by the Crown, being the Province of British Columbia. Other than environmental restrictions indicated previously under "Risk Inherent in Mineral Properties", the Registrant has the right to explore and mine for minerals as long as the Golden Claim is in good standing; all annual assessments are fully paid. Presently the annual assessment is $67 per unit but in the year 2001 the annual assessment will be $134 per unit for a total annual charge of $2,412.

OFFICES

         The Registrant's executive offices are located at 114 - 2274 Folkestone Way, West Vancouver, British Columbia, Canada. The office is located in the personal residence of the President of the Registrant. There is no charge to the Registrant for using this office.

OTHER PROPERTY

The Registrant does not own any other property other than the rights to the minerals located on the Golden claim.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of January 21, 2000.



     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   JAMES BRUCE                               2,500,000               22.64 %
Shares                   114 - 2274 Folkestone Way
                         West Vancouver, B.C.
                         Canada, V5A 2W1

Common                   RAYMOND CONTOLI                           1,500,000               13.59 %
Shares                   5587 Whitcom Place
                         Tsawwasson, B.C.
                         Canada, V4L 1E2

Common                   EDWARD SKODA                              1,000,000               9.06 %
Shares                   320 - 1100 Melville Street
                         Vancouver, B.C.
                         Canada, V6E 4A6


(1)      As  of  January  31,  2000,   there  were   11,040,050   common  shares
         outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT


         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of January 31, 2000.



     (1)                           (2)                               (3)                 (4)
    Title                   Name and Address                  Amount and Nature        Percent
      of                      of Beneficial                     of Beneficial            of
    Class                        Owner                        Ownership (1),(2)       Class (2)
    -----                        ------                       -----------------       ---------
Common                 JAMES BRUCE                               2,500,000 (3)           22.64 %
Shares                 114 - 2274 Folkestone Way
                       West Vancouver, B.C.
                       Canada, V5A 2W1

Common                 RAYMOND CONTOLI                           1,500,000 (4)           13.59 %
Shares                 5587 Whitcom Place
                       Tsawwasson, B.C.
                       Canada, V4L 1E2

Common                 EDWARD SKODA                              1,000,000 (5)           9.06 %
Shares                 320 - 1100 Melville Street
                       Vancouver, British Columbia
                       Canada, V6E 4A6

                    All officers and directors as a              5,000,000               45.29 %
                           group (three persons)


(1)      As  of  January  31,  2000,   there  were   11,040,050   common  shares
         outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Bruce is President of the Registrant and a controlling shareholder. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Bruce could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
(4) Mr. Contoli is Secretary Treasurer and a director of the Registrant. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Contoli could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
(5) Mr. Skoda is a director of the Registrant. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Skoda could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS


         The following table identifies the Registrant's directors and executive officers as of January 31, 2000. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                     Term as
                                                                     Director
            Name                         Position Held               Expires
            ----                         -------------               -------


       JAMES BRUCE                   President and Director            2000

       EDWARD SKODA                  Director                          2000

       RAYMOND  CONTOLI              Secretary/Treasurer and           2000
                                     Director


         JAMES BRUCE, 71, has been the President and a Director of the Registrant since its inception. Mr. Bruce received a degree from the University of British Columbia in Agriculture in 1950. After graduation he became Vice President of Sales and General Manager for Imperial School Furniture where he worked for 14 years before becoming Vice President of Sales for Co-ordinated Business Interiors. Subsequent to his departure from Co-ordinated Business Interiors he became a registered broker for Hemsworth Turton where his
responsibilities   were  to  promote  equity  funding  for  public  and  private companies. In 1969 he became President of White Water International and Inter-American Nickel Corp. which was in the process of developing a water purification system. In 1972, he accepted the position of Senior Account Manager for Finning Tractor (Caterpillar Distributor) where he was employed until 1981. Since that time, Mr. Bruce has been President and Chief Executive Officer for Newgen

Environmental Systems Inc. (formerly New Generation Power Corp.), a public company currently trading on the Alberta Stock Exchange.

         RAYMOND CONTOLI, 60, has been the Secretary Treasurer and a Director of the Registrant since its inception. Upon graduation from high school Mr. Contoli worked with his father in the family jewelry business until the untimely death of his father. After managing the business for a number of years, Mr. Contoli's son has entered into partnership with him. Mr. Contoli has worked for Leo Contoli & Son Ltd. for over forty years. Mr. Contoli has acquired shares of various public companies over the years but has not been a director or officer of a public company until serving on the Board of the Registrant.

         EDWARD SKODA, 51, has been a Director of the Registrant since its inception. Mr. Skoda has served in various capacities in the mining industry over the last twenty five years including being a project coordinator, senior civil inspector of mines, shift boss and mine superintendent. Mr. Skoda has been educated at the Haileybury School of Mines and later at the British Columbia School of Technology where he obtained a diploma in Business Management. Mr. Skoda has worked for his personal company, Mine Select Inc., for the past five years. Mine Select Inc. undertakes consulting services for various private and public companies; namely, White Hawk Resources Inc. (a Vancouver Stock Exchange listed company), Monitor Gold International Inc. (a private company) and The Canadian Mining Company (a company listed on the Alberta Stock Exchange in which Mr. Skoda is a director). He holds licenses for blasting, first aid and being a volunteer fireman. Mr. Skoda has been employed by mining companies over the years in such countries as Australia, Ireland, New Zealand and the United States.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities Act of 1934.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.


         The following table sets forth compensation paid or accrued by the Registrant during the period ended January 31, 2000 to the Registrant's President and shows compensation paid to any other officers or directors.

                                          SUMMARY COMPENSATION TABLE (199 - 2000)

                                                                                Long Term Compensation (US Dollars)
                                                                         ------------------------------------------------
                                         Annual Compensation                       Awards                  Payouts
                                   --------------------------------                ------                  -------
             (a)                   (b)            (c)           (e)          (f)          (g)           (h)         (i)
                                                               Other     Restricted                              All other
                                                              annual        stock       Options/       LTIP       compen-
      Name and Princi-                                         Comp.       awards         SAR         payouts      sation
        pal position               Year         Salary          ($)          ($)          (#)           ($)         ($)
        ------------               ----         ------          ---          ---          ---           ---         ---
James Bruce,                     1998-1999        -0-           -0-          -0-          -0-           -0-         -0-
President                          2000

Edward Skoda,                    1998-1999        -0-           -0-          -0-          -0-           -0-      2,200 (*)
Director                           2000

Raymond Contoli,                 1998-1999        -0-           -0-          -0-          -0-           -0-         -0-
Secretary/Treasurer                2000
and Director



(*) There has been no compensation given to any of the Directors or Officers during 1999 other than $2,200 paid to Edward Skoda to perform assessment work on the Golden mineral claim and maintain it in good standing for an additional year. Mr. Skoda charged $250 per day for eight days for line cutting and flagging a grid on the Golden claim. The balance of the funds given to him, being $200, was used to purchase supplies for establishing the soil sampling gird.

         There are no stock options outstanding as at January 31, 2000 and no options have been granted in either 1999 or 2000, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.


COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 15, 1999, the Registrant issued 5,000,000 shares of its common stock between James Bruce, as to 2,500,000 shares, Raymond Contoli, as to 1,500,000 shares, Edward Skoda, as to 1,000,000 shares, in consideration of their services in organizing the Registrant and becoming directors. The terms of this transaction were determined by the Board of Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the directors noted above could sell in a given three month period shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.


         The Registrant acquired the Golden claim from Edward Skoda for the sum of $1.00. In addition the Registrant paid Mr. Skoda the sum of $2,200 for performing assessment work on the property. The actual charges for Mr. Skoda time was $2,000, being $250 per day for eight days work on the claim. Had the Registrant engaged the services of an independent geologist, the charge per day would have been $350.


         Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The parties interested in the success of the Registrant are its officers and directors. Mr. Bruce has contributed office space and telephone at no cost to the Registrant whereas Mr. Skoda has contributed time in identifying, staking and recording the mineral claim, engaging the services of Calvin Church to prepare the geological report, reviewing the reports and performing the exploration work in February 1999.

         Certain directors of the Registrant are directors, officers, stockholders and employees of other companies engaged in the mining industry, and conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. Mr. Bruce is a director and officer of Newgen Environmental Systems Inc., a public company listed on the Alberta Stock Exchange. Newgen Environmental Systems Inc. is not engaged in the exploration and development of mineral claims. Mr. Skoda holds directorship and a position as an officer in two mining companies, other than his personal company, Mine Select Inc. These companies are as follows:

                                                            Stock Exchange
       Name of the Company      Position                         Traded
       -------------------      --------                         ------

     Canadian Mining Company    Director                Alberta Stock Exchange

     Quinto Mining Company      Secretary and Director  Vancouver Stock Exchange


ITEM 8.           DESCRIPTION OF SECURITIES


         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at January 31, 2000, 11,040,050 shares were outstanding.


COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. The Registrant anticipates filing the required documents with the NASD Regulators, Inc. once the United States Securities and Exchange Commission has no further comments on this Form 10-SB. The Registrant is hoping to have its shares quoted on the OTC Bulletin Board but there is no assurance this will happen.

HOLDERS


         The number of record holders of the Registrant's common stock as at January 31, 2000 was 40 of which 3 are directors. There have been no additional shareholders since February 28, 1999 - the date of the attached audited financial statements.


DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

         The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

         Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.

FINANCIAL INFORMATION

         The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.


ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE


         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to November 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES


         From inception through to January 31, 2000, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):


(i)      Subscriptions of 5,000,000 shares by the Directors of the Registrant.

         On January 15, 1999 the Registrant issued to its President, James Bruce, 2,500,000 common shares, to its Secretary Treasurer, Raymond Contoli, 1,500,000 common shares, and to its third Director, Edward Skoda, 1,000,000 common shares, all at a price of $0.001 per share. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, the three directors could sell within a three month period shares based on 1% of the outstanding stock in the Registrant. Therefore, these shares can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

(ii)     Subscription for 6,000,000 shares at $0.002 per share

         On January 26, 1999, the Registrant accepted subscriptions from twelve corporate investors in the amount of 6,000,000 shares at a price of $0.002 per share. Rule 504 exemption was claimed for the 6,000,000 shares. Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None are related to the directors or officers or each other. All the shareholders live outside the United States.

         None of these shareholders hold in excess of 5% of the issued and outstanding shares of the Registrant. The names, address, amount and percent of shares owned by each of these shareholders is as follows:


                                                                          Amount and
   Title of                     Name and Address of                        Nature of           Percent of
     Class                        Beneficial Owner                     Beneficial Owner          Class
     -----                        ----------------                     ----------------          -----
    Common       Dortmund Unternehmen GmbH Ltd.                             500,000                 4.5%
                 35 Barrack Road
                 Belize City, Belize
                 Prihcipal Beneficial Shareholder: Maria Scott

    Common       Vorfahren Kapital S.A.                                     500,000                4.5%
                 35 Barrack Road
                 Belize City, Belize
                 Principal Beneficial Shareholder: Amir Sosa

    Common       Flor Desarrollos S.A.                                      500,000                4.5%
                 Suite 13, First Floor
                 Oliaji Trade Centre
                 Francis Rachel Street
                 Victoria, Maha, Seychelles
                 Principal Beneficial Shareholder: Marie Gabb

    Common       Fougeres Compagnie S.A.                                    500,000                4.5%
                 Saffrey Square, Suite 205
                 Nassau, Bahamas
                 Principal Beneficial Shareholder: Jessica Garbutt

    Common       Tudella Desarrollo S.A.                                    500,000                4.5%
                 Arango-Orillac Building
                 2nd Floor - East 54 Street
                 Panama City, Panama
                 Principal Beneficial Shareholder: Tracey Williams

    Common       Groupo Estella S.a.                                        500,000                4.5%
                 Akara Blvd. 24 De Castro Street
                 Road Town, Tortola, BVI
                 Principal Beneficial Shareholder: Clifford Wilkins

    Common       Pancho Ventures S.A.                                       500,000                4.5%
                 No. 2 Commercial Centre Square
                 Alofi, Niue
                 Principal Beneficial Shareholder: David Finzer

    Common       Campo International Inc.                                   500,000                4.5%
                 Arango-Orillac Building, 2nd Floor
                 East 54th Street, Panama City, Panama
                 Principal Beneficial Shareholder: Keither King

    Common       Winchester Capital Corporation                             500,000                4.5%
                 No. 2 Commercial Centre Square
                 Alofi, Niue
                 Principal Beneficial Shareholder: Juan Mashburn



    Common       Coatsbridge Holdings Ltd.                                  500,000                4.5%
                 Saffrey Square, Suite 205
                 Nassau, Bahamas
                 Principal Beneficial Shareholder: Joy Vernon-Godfrey

    Common       Conquet Freres S.A.                                        500,000                4.5%
                 No. 2 Commercial Centre Square
                 Alofi, Niue
                 Principal Beneficial Shareholder: Richard Smith

    Common       Handler Kapital Ltd.                                       500,000                4.5%
                 Akara Blvd., 24 De Castro Street
                 Road Town, Tortola, BVI
                 Principal Benefical Shareholder:  Ronald Lui


         The directors are unaware as to whether any of these shareholders have, directly or indirectly, any contracts, arrangements, understanding, relationships or otherwise have or share voting power over such shares issued to these shareholders. Management is unaware of any person or persons, directly or indirectly, having created a trust, proxy, power of attorney, pooling arrangement or any other contracts, arrangement or devise with the purpose or effect of divesting such corporate shareholder of beneficial ownership of the Registrant's shares or preventing the vesting of such beneficially ownership.


The above noted corporate investors are not affiliates and are not statutory underwriters as defined by 2(11) of the Securities Act of 1933, as amended. Therefore, the twelve corporate shareholders can sell their shares in the market without registration under the Securities Act of 1933, as amended.


(iii)    Subscription for 40,050 shares at $0.25 per share

         On February 5, 1999, the Registrant accepted subscriptions from 25 individual shareholders who purchased 40,050 common shares at a price of $0.25 per share. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. All the shareholders subscribing for shares are located outside of the United States and none are US citizens. All shareholders are either friends, relatives or business associates of one or more of the directors.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                                                    Page
                                                                                                    ----
Report of Independent Certified Public Accountants                                                   30
Financial Statements of The Bralorne Mining Company
        Balance Sheet as at November 30, 1999                                                        31
        Statement of Operations for the Period from December 2, 1998 (Date
           of Inception) to November 30, 1999                                                        32
        Statement of Cash Flows for the Period from December 2, 1998 (Date
           of Inception) to November 30, 1999                                                        33
        Statement of Changes in Stockholders' Equity for the Period from
           December 2, 1998 (Date of Inception) to November 30, 1999                                 34
        Notes to Financial Statements                                                                35

ANDERSEN ANDERSEN & STRONG, L.C.                                              941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board                      Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                                              Telephone 801-486-0096
                                                                                            Fax 801-486-0098

Board of Directors
The Bralorne Mining Company
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have audited the accompanying balance sheet of The Bralorne Mining Company (an exploration stage company) at November 30, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from December 2, 1998 (date of inception) to November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bralorne Mining Company at November 30, 1999, and the results of operations, and cash flows for the period from December 2, 1998 (date of inception) to November 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Salt Lake City, Utah                          /s/  "Andersen Andersen & Strong"
January 15, 2000

         A member of ACF International with affiliated offices worldwide

                           THE BRALORNE MINING COMPANY
                           (EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                NOVEMBER 30, 1999
================================================================================

ASSETS

CURRENT ASSETS

     Cash                                                              $  3,324
                                                                       --------

           Total Current Assets                                           3,324
                                                                       --------

OTHER ASSETS

     Mineral lease - Note 3                                                   1
                                                                       --------

                                                                       $  3,325
                                                                       ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                 $  4,200
                                                                       --------

            Total Current Liabilities                                     4,200
                                                                       --------

STOCKHOLDERS' EQUITY

Common stock 200,000,000 shares authorized, at $0.001 par
      value; 11,040,050 shares issued and outstanding                    11,040

Capital in excess of par value                                           15,972

Deficit accumulated during the development stage                        (27,887)
                                                                       --------

Total Stockholders' Equity (deficiency)                                    (875)
                                                                       --------

                                                                       $  3,325
                                                                       ========

   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS
            FOR THE PERIOD FROM DECEMBER 2, 1998 (DATE OF INCEPTION)
                              TO NOVEMBER 30, 1999
================================================================================

REVENUE                                                             $      --

EXPENSES                                                                 27,887
                                                                    -----------

NET LOSS                                                            $   (27,887)
                                                                    ===========

NET LOSS PER COMMON SHARE

     Basic                                                          $      --
                                                                    ===========
AVERAGE OUTSTANDING SHARES

     Basic                                                            9,508,359
                                                                    ===========



   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM DECEMBER 2, 1998 (DATE OF INCEPTION)
                              TO NOVEMBER 30, 1999
================================================================================

CASH FLOWS FROM
   OPERATING ACTIVITIES:

Net loss                                                              $(27,887)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                           4,200
                                                                      --------

Net Cash From Operations                                               (23,687)
                                                                      ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:

    Purchase of mineral lease                                               (1)
                                                                      --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

    Proceeds from issuance of common stock                              27,012
                                                                      --------

Net Increase in Cash                                                     3,324

Cash at Beginning of Period                                               --
                                                                      --------

Cash at End of Period                                                 $  3,324
                                                                      ========



   The accompanying notes are an integral part of these financial statements.

                                    THE BRALORNE MINING COMPANY
                                    (EXPLORATION STAGE COMPANY)
                           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE PERIOD FROM DECEMBER 2,1998 (DATE OF INCEPTION)
                                       TO NOVEMBER 30, 1999
==================================================================================================

                                                   COMMON STOCK        CAPITAL IN
                                                --------------------    EXCESS OF    ACCUMULATED
                                                SHARES        AMOUNT    PAR VALUE       DEFICIT
                                                ------        ------    ---------       -------
BALANCE DECEMBER 2, 1998 (date of inception)         --     $     --     $     --     $     --

Issuance of common stock for cash
    at $.001 - January 15, 1999                 5,000,000        5,000         --           --

Issuance of common stock for cash
    at $0.002 - January 26, 1999                6,000,000        6,000        6,000         --

Issuance of common stock for cash
    at $.25 - February 5, 1999                     40,050           40        9,972         --


Net operating loss for the period from
    December 2, 1998 to November 30, 1999             --           --           --       (27,887)
                                               ----------   ----------   ----------   ----------

BALANCE NOVEMBER 30, 1999                      11,040,050   $   11,040   $   15,972   $  (27,887)
                                               ==========   ==========   ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                           THE BRALORNE MINING COMPANY
                           (EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

================================================================================

     1. ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on December 2, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.


     The Company was organized for the purpose of acquiring and exploring mineral properties. At the balance sheet date a mineral property of unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and has not reached the development stage and therefore is considered to be in the exploration stage.

     The Company has completed Regulation D offerings of 6,040,050 common shares for cash.


     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting, Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes


     On November 30, 1999, the Company had a net operating loss carry forward of $27,887. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful, since the Company has no operations and is unable to project any reliable future net profits..

     The loss carryforward will expire in 2020.


     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

                           THE BRALORNE MINING COMPANY
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

     Amortization of Capitalized Mineral Claim Costs

     Cost of acquisition, exploration, carrying, and retained unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.


     Financial Instruments


     The carrying amounts of financial instruments, including cash, mineral claims, and accounts payable, are considered by management to be their estimated fair values.


     Estimates and Assumptions

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

     3. PURCHASE OF MINERAL LEASES

     During February, 1999 the Company acquired a mineral claim, for $1.00 from a related party, known as the "Golden" consisting one 18 unit metric claim situated with the Bridge River gold camp near the town of Gold Bridge, British Columbia, with an expiration date of March 17, 2000.


     The Company has not established the existence of a commercially minable ore deposit and therefore all expenses for acquisition and exploration have been expensed.

                           THE BRALORNE MINING COMPANY

                           (EXPLORATION STAGE COMPANY)

                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)
================================================================================

4.       RELATED PARTY TRANSACTIONS


Related parties have acquired 45% of the outstanding common stock.



5.       GOING CONCERN


The Company will need additional working capital to be successful in its planned

Continuation of the Company as a going concern is dependent upon obtaining additional working capital for any future planned activity and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the coming year.

There can be no assurance that the Company can be successful in this effort.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
  NO.
  ---

(2)      Charter and By-Laws

         (a) Articles of Incorporation of The Bralorne Mining Company filed December 1, 1998 (filed herewith, page 38)
         (b)       Bylaws (filed herewith, page 42)

(3)      Instruments Defining Rights of Securities Holders
         (a) Text of stock certificates for common stock (filed herewith, page 54)
(5)      Voting Trust Agreements
                   None
(6)      Material Contracts
         (a)       Not Made in the ordinary course of business

                   (i)  Transfer   Agent  and   Registrant   Agreement   between
                        Registrant and Nevada Agency & Trust Co., dated December 3, 1998 (filed herewith, page 55)
(10)     Consent of experts and counsel
         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 59)
(11)     Statement re computation of per share earnings
                   Not applicable
(16)     Letter of change in certifying accountant
                   Not applicable
(21)     Subsidiaries of the Registrant
                   Not applicable
(24)     Power of Attorney
                   Note
(99)     Addition Exhibits
         (a)       Geology Report on the Golden Claim prepared by Calvin Church,
                   P. Geo. Dated February 3, 1999 (filed herewith, page 60)
         (b) Bill of Sale Absolute - stamped by Ministry of Employment and Investment, Energy and Minerals Division of the Province of British Columbia (filed herewith, page 85)
         (c)       Certificate of Registration (filed herewith, page )
         (d)       Free Miner Certificate (filed herewith, page )

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 38 through 85]

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                THE BRALORNE MINING COMPANY
                                                        (Registrant)


                                             by        /s/  James Bruce
                                               --------------------------------
                                                   James Bruce, President


                                               Dated:    May 10, 2000